SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on the decision of the Fair Trade Commission of Japan ordering a surcharge for ductile iron pipe business (Friday, July 3, 2009)

July 3, 2009

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the decision of the Fair Trade Commission of Japan ordering a surcharge for ductile iron pipe business

Kubota Corporation (hereinafter “the Company”) received the decision ordering a surcharge of ¥7,072,080 thousand relating to share cartel of ductile iron pipe from the Fair Trade Commission of Japan.

The decision has been disputed whether the agreement among three companies including the Company in fixing the shares of ductile iron straight pipe orders in 1996 and 1997 in Japan met the fact defined in latter part of 1st paragraph of Section 7-2 of the then Anti-Monopoly Law: ‘Cartels that influence prices by curtailing the volume of supply’. The hearing procedure of this matter was decided to start in February 10, 2000 and the procedure had been continued for around ten years.

The Company has scrutinized the decision and considers it unacceptable because the fact of curtailing the volume of supply was not proven at all. Accordingly, the Company will resort to legal action to cancel the decision to Tokyo High Court.

However, the Company already recorded a loss for this surcharge in the fiscal year ended March 31, 2009. The Company will make disclosure promptly if additional disclosure is needed for this matter.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: July 13, 2009	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	Executive Officer
General Manager of Finance & Accounting Department